COMMENTS RECEIVED ON 11/08/2017

FROM EDWARD BARTZ

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity SAI International Value Index Fund

Fidelity SAI U.S. Value Index Fund

POST-EFFECTIVE AMENDMENT NO. 384

All funds

C:

The Staff requests we provide new legality opinions for all amendments adding new series.

R:

We will file the legality of shares opinions for the new series with the next amendment.

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit completed fee tables and hypothetical expense tables when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we provide index methodology white paper as soon as possible.

R:

The index methodology (“Index Methodology”) will be transmitted separately via email.

All funds

“Fund Summary” (prospectus)

“Fee Table”

From Fidelity SAI International Value Index Fund:

“[Fidelity Management & Research Company (FMR) has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, certain taxes, certain securities lending costs, brokerage commissions, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed [_.__%]. This arrangement will remain in effect through [_____ _, ____]. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees.]”

C:

The Staff would like confirmation that each contractual arrangement discussed in the above footnote will remain in effect for one year or more from the effective date of each registration statement. The

Staff also requests confirmation that each agreement will be filed as an exhibit to each registration statement.

R:

Each arrangement for Fidelity SAI International Value Index Fund and Fidelity SAI U.S. Value Index Fund will remain in effect through December 31, 2018 and September 30, 2019, respectively. Disclosure will be updated to include this date in the b-filing for each fund. There are no agreements to be filed under Item 28(h). Instead, these particular arrangements are an undertaking made by FMR pursuant to which it is bound in accordance with the disclosure to reimburse certain expenses through the stated date (as compared with a voluntary arrangement, which could be discontinued by FMR at any time).

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose that the index methodology will select undervalued securities.

R:

The Staff has indicated that the prospectus summary section is intended to be a type of “executive summary” of “streamlined disclosure of key mutual fund information” at the front of the prospectus (1998 and 2009 Form N-1A amendments adopting releases). We believe the fund’s principal investment strategies are appropriately summarized in the “Fund Summary” section. In addition, the fund’s index methodology for selecting securities that meet specific measures of value is disclosed under “Principal Investment Strategies” in the “Fund Basics” section. Accordingly, we have not added the disclosure.

Fidelity SAI International Value Index Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff questions whether the fund will invest in emerging markets securities and, if so, asks that we provide appropriate strategy and risk disclosure.

R:

Although the fund may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a principal investment strategy of the fund. As a result, the fund believes that its current strategy and risk disclosure are appropriate.

All funds

“Investment Details” (prospectus)

“Principal Investment Strategies”

From Fidelity SAI International Value Index Fund:

“Geode normally invests at least 80% of the fund's assets in securities included in the Fidelity® International Value Focus Index. The Fidelity® International Value Focus Index is designed to reflect the performance of stocks of large- and mid-capitalization developed international companies that have attractive valuations.”

From Fidelity U.S. Value Index Fund:

“Geode normally invests at least 80% of the fund’s assets in securities included in the Fidelity® U.S. Value Focus Index. The Fidelity® U.S. Value Focus Index is designed to reflect the performance of stocks of large- and mid-capitalization companies that have attractive valuations.”

C:

The Staff notes the mention of mid-capitalization in the “Principle Investment Strategies” section of the full prospectus and asks that we disclose a strategy and risk for mid-capitalization in the “Fund Summary” section.

R:

The risks associated with mid‐cap investing are not principal investment risks of each fund. Accordingly, we have not modified disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks ”‐“Stock Market Volatility.”

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we confirm each fund has adopted policies and procedures pursuant to rule 17(j)1 of the 1940 Act and rule 204A-1 of the Investment Advisers Act that address conflicts that may arise as a result of self-indexing.

R:

We confirm that each fund and adviser has adopted policies and procedures pursuant to Rule 17j-1 and/or 204A-1 that are reasonably designed to minimize potential conflicts of interest that may arise as a result of the management of the funds.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we explain whether derivatives will be used to gain exposure to the index. If so, add strategy and risk disclosure and confirm the notional value of the derivatives will not be included for purposes of each fund’s 80% policy.

R:

Although we understand that in appropriate circumstances derivatives may qualify for a fund’s name test, we confirm that at this time, each fund is not expected to count derivatives toward its 80% policy and that the notional value of each fund’s derivatives would not be included toward the 80% policy.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff questions whether each fund will concentrate to the same extent as the respective index. If so, the Staff requests we add strategy and risk disclosure.

R:

We will add the following disclosure to “Principal Investment Strategies” in the “Investment Details” section of the prospectus: “The fund may invest more than 25% of its total assets in securities of issuers in a particular industry or group of industries to approximately the same extent that the fund's index concentrates in the securities of issuers in a particular industry or group of industries.”

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Lending securities to earn income for the fund.”

C:

The Staff requests we add a corresponding securities lending risk to the “Principal Investment Risks” section.

R:

In response to previous Staff comments regarding securities lending risk disclosure, we added disclosure from the “Fund Basics” section to the “Fund Summary” section that discusses counterparty risk and other risks associated with securities lending transactions. We continue to be of the view that adding identical disclosure under a separately titled securities lending risk disclosure tile would be duplicative of existing disclosures.

All funds

“Fund Summary” (prospectus)

“Portfolio Manager(s)”

C:

The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of the funds.

R:

We believe this disclosure appropriately identifies each portfolio manager as required by Form N−1A, Item 5(b), Instruction 2.

All funds

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we provide more details explaining how the index components are included in the index. For example, explain how stocks are ranked on the four measures, how stocks are weighted, and approximately how many stocks are included in the index.

R:

Please see Sections 2 and 3 in the Index Methodology for a description of how the index components are included in the index.

Fidelity SAI International Value Index Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we describe expressly how the fund will invest in assets that are tied economically to a number of countries throughout the world, per Investment Company Act Release No. 24828, footnote 42, dated January 17, 2001.

R:

We understand that the Staff takes the position that the term “international” connotes diversification among investments in a number of different countries throughout the world, and while the term “international” does not trigger application of Rule 35d−1, the Staff would expect funds using “international” in their name to invest their assets in investments that are tied economically to a number of countries throughout the world. We believe the fund’s current disclosure, which provides that FMR invests the fund’s assets in securities issued throughout the world and normally allocates the fund’s investments across different countries and regions, is consistent with the Staff’s position. The number of different countries represented by a fund’s holdings may vary from time to time. We believe the funds’ policies are consistent with the Staff’s current position on the term “international” as set forth in the Name Test Rule Adopting Release and accordingly have not modified disclosure.

All funds

“Investment Details” (prospectus)

“Principal Investment Strategies”

From Fidelity SAI International Value Index Fund:

“The Fidelity International Value Focus Index is constructed using Fidelity's rules-based proprietary index methodology. Stocks are ranked and given a composite score based on four measures of value: high free-cash-flow yield; low enterprise value to earnings before interest, taxes, depreciation and amortization; high book value to price; high future earnings to price.”

From Fidelity SAI U.S. Value Index Fund:

“The Fidelity U.S. Value Focus Index is constructed using Fidelity's rules-based proprietary index methodology. Stocks are ranked and given a composite score based on four measures of value: high free-cash-flow yield; low enterprise value to earnings before interest, taxes, depreciation and amortization; high book value to price; high future earnings to price.”

C:

The Staff requests we provide more information on the four measures, including definitions of enterprise value and future earnings.

R:

Please see Section 3 in the Index Methodology for information on the four measures and the definitions of enterprise value and future earnings.

All funds

“Investment Details” (prospectus)

“Principal Investment Strategies”

From Fidelity SAI International Value Index Fund:

“The index is rebalanced monthly using an optimization process that seeks to select the highest ranked stocks subject to certain sector, region, security and turnover constraints.”

C:

The Staff requests we explain the constraints that are referenced in this paragraph.

R:

Please see Sections 3 and 4 in the Index Methodology for a description of the constraints referenced above.

All funds

“Investment Details” (prospectus)

“Principal Investment Strategies”

“In addition to the principal investment strategies discussed above, Geode may also use various techniques, such as buying and selling futures contracts, swaps, and exchange traded funds, to increase or decrease the fund's exposure to changing security prices or other factors that affect security values.”

C:

The Staff requests we move the language above out of the “Principal Investment Strategies” section since it is not a principal investment strategy.

R:

Although the strategy noted in the disclosure is not a principal investment strategy of the funds, the funds believe that it is appropriate to discuss the strategy in this section of the prospectus. In addition, the funds have clearly disclosed that these strategies are non‐principal investment strategies in response to Staff comments provided to other Fidelity mutual funds.

Fidelity SAI U.S. Value Index Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in securities included in the Fidelity® U.S. Value Focus Index.”

C:

Given the fund’s name, the Staff requests we disclose in this section that the fund will invest 80% in U.S. securities.

R:

We believe the fund’s principal investment strategy noted above is consistent with Rule 35d-1. In addition, the disclosure in both the fund’s Investment Objective and Principal Investment Strategies sections makes clear that the fund has a principal investment strategy of investing in U.S. stocks, as represented by the index.  Accordingly, we have not made this change.

Fidelity SAI U.S. Value Index Fund

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we provide the criteria used to determine that a stock is a U.S. stock.

R:

The determination is based on the primary exchange listing for the stock.  A stock whose primary exchange listing is in the United States would be considered a U.S. stock.

All funds

“Investment Policies and Limitations” (SAI)

C:

The Staff requests we include an appropriate concentration policy, if each fund will concentrate to the same extent as each index.

R:

We will add the following disclosure to the “Investment Policies and Limitations” section of the SAI: “The fund may invest more than 25% of its total assets in securities of issuers in a particular industry or group of industries to approximately the same extent that the fund's index concentrates in the securities of issuers in a particular industry or group of industries.”

COMMENTS RECEIVED ON 11/21/2017

FROM EDWARD BARTZ

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity SAI International Value Index Fund

Fidelity SAI U.S. Value Index Fund

POST-EFFECTIVE AMENDMENT NO. 384

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Investment Policies and Limitations” (SAI)

“The fund may invest more than 25% of its total assets in securities of issuers in a particular industry or group of industries to approximately the same extent that the fund's index concentrates in the securities of issuers in a particular industry or group of industries.”

C:

In the disclosure to be added to both the prospectus and SAI, the Staff requests we change the word “may” to “will” to provide a definitive description of the concentration policy. In addition, the Staff asks that we confirm if the new disclosure will be part of the fundamental concentration policy.

R:

We will modify the disclosure as requested. We confirm that the disclosure will be part of each fund’s fundamental concentration policy.